UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

SUNCAR TECHNOLOGY GROUP INC.

(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value per share

(Title of Class of Securities)

G85727108

(CUSIP Number)

Andrew Hin Yeung Lo

Suite 2202, South Island Place

8 Wong Chuk Hang Road

Hong Kong, China

(852) 3556-0101

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G85727108	Page 2 of 15 Pages

1	NAME OF REPORTING PERSONS KMBP Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,832,142 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,832,142 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,832,142 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	This amount consists of Class A Ordinary Shares of SunCar Technology Group Inc., an exempted company incorporated in the Cayman Islands (the “Issuer”), directly held by KMBP Holdings Limited (“KMBP”). KMBP is a special purpose vehicle owned by China Harvest Fund II, L.P. and China Harvest Co-Investors II, L.P. (collectively, the “China Harvest Funds”). The general partner of each of the China Harvest Funds is China Renaissance Capital Investment II, L.P. The general partner of China Renaissance Capital Investment II, L.P. is China Renaissance Capital Investment II GP. The voting power and investment power of KMBP is exercised in accordance with the direction of the board of directors of China Renaissance Capital Investment II GP. The directors of China Renaissance Capital II Investment GP on the date hereof are Mark Qiu and Li Zhenzhi.

(2)	The percentage ownership calculation is based on 88,105,058 issued and outstanding Ordinary Shares reported by the Issuer as of October 30, 2023. See Item 3.

CUSIP No. G85727108	Page 3 of 15 Pages

1	NAME OF REPORTING PERSONS China Harvest Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,832,142 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,832,142 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,832,142 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This amount consists of Class A Ordinary Shares of the Issuer directly held by KMBP for which China Harvest Fund II, L.P. may be deemed to be a beneficial owner. KMBP is 97.44% owned by China Harvest Fund II, L.P. and 2.56% owned by China Harvest Co-Investors II, L.P. The general partner of China Harvest Fund II, L.P. is China Renaissance Capital Investment II, L.P. The general partner of China Renaissance Capital Investment II, L.P. is China Renaissance Capital Investment II GP. The voting power and investment power of China Harvest Fund II, L.P. is exercised in accordance with the direction of the board of directors of China Renaissance Capital Investment II GP. The directors of China Renaissance Capital Investment II GP on the date hereof are Mark Qiu and Li Zhenzhi.

(2)	The percentage ownership calculation is based on 88,105,058 issued and outstanding Ordinary Shares reported by the Issuer as of October 30, 2023. See Item 3.

CUSIP No. G85727108	Page 3 of 15 Pages

1	NAME OF REPORTING PERSONS China Harvest Co-Investors II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,832,142 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,832,142 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,832,142 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This amount consists of Class A Ordinary Shares of the Issuer directly held by KMBP. KMBP is 2.56% owned by China Harvest Co-Investors II, L.P. and 97.44% owned by China Harvest Fund II, L.P. The general partner of China Harvest Co-Investors II, L.P. is China Renaissance Capital Investment II, L.P. The general partner of China Renaissance Capital Investment II, L.P. is China Renaissance Capital Investment II GP. The voting power and investment power of China Harvest Co-Investors II, L.P. is exercised in accordance with the direction of the board of directors of China Renaissance Capital Investment II GP. The directors of China Renaissance Capital Investment II GP on the date hereof are Mark Qiu and Li Zhenzhi.

(2)	The percentage ownership calculation is based on 88,105,058 issued and outstanding Ordinary Shares reported by the Issuer as of October 30, 2023. See Item 3.

CUSIP No. G85727108	Page 5 of 15 Pages

1	NAME OF REPORTING PERSONS China Renaissance Capital Investment II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,832,142 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,832,142 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,832,142 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This amount consists of Class A Ordinary Shares of the Issuer directly held by KMBP for which China Renaissance Capital Investment II, L.P. may be deemed to be a beneficial owner. KMBP is owned by the China Harvest Funds. The general partner of each of the China Harvest Funds is China Renaissance Capital Investment II, L.P. The general partner of China Renaissance Capital Investment II, L.P. is China Renaissance Capital Investment II GP. The voting power and investment power of China Renaissance Capital Investment II, L.P. is exercised in accordance with the direction of the board of directors of China Renaissance Capital Investment II GP. The directors of China Renaissance Capital Investment II GP on the date hereof are Mark Qiu and Li Zhenzhi.

(2)	The percentage ownership calculation is based on 88,105,058 issued and outstanding Ordinary Shares reported by the Issuer as of October 30, 2023. See Item 3.

CUSIP No. G85727108	Page 6 of 15 Pages

1	NAME OF REPORTING PERSONS China Renaissance Capital Investment II GP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,832,142 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,832,142 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,832,142 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This amount consists of Class A Ordinary Shares of the Issuer held directly by KMBP for which China Renaissance Capital Investment II GP may be deemed to be a beneficial owner. KMBP is owned by the China Harvest Funds. The general partner of each of the China Harvest Funds is China Renaissance Capital Investment II, L.P. The general partner of China Renaissance Capital Investment II, L.P. is China Renaissance Capital Investment II GP. The voting power and investment power of each of China Harvest Fund II, L.P. and China Harvest Co-Investors II, L.P. is exercised in accordance with the direction of the board of directors of China Renaissance Capital Investment II GP. The directors of China Renaissance Capital Investment II GP on the date hereof are Mark Qiu and Li Zhenzhi.

(2)	The percentage ownership calculation is based on 88,105,058 issued and outstanding Ordinary Shares reported by the Issuer as of October 30, 2023. See Item 3.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements certain information in the Schedule 13D filed with the SEC on May 30, 2023 (the “Original 13D” and, together with this Amendment No. 1, the “Schedule 13D”) by KMBP Holdings Limited (“KMBP”), China Harvest Fund II, L.P. (“CHFII”), China Harvest Co-Investors II, L.P. (“CHFII Co-Investors”), China Renaissance Capital Investment II, L.P. (“CHFII GP”), and China Renaissance Capital Investment II GP (“CHFII GPGP”) (collectively, the “Reporting Persons”).

Except as set forth below, all Items of the Original 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Original 13D.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Original 13D is hereby amended as follows:

On December 27, 2012, CHFII GPGP, pursuant to its authority under the limited partnership agreement of CHFII and the limited partnership agreement of CHFII Co-Investors, caused KMBP to purchase 121,000,531 Series B Preferred Shares of Auto Services Group Limited, a British Virgin Islands exempted company (“Old Auto Services”). Old Auto Services became Auto Services on February 16, 2022 by way of continuation in the Cayman Islands.

Upon the closing of the Business Combination (the “Closing”), each Series B Preferred Share of Auto Services was converted into one Ordinary Share of Auto Services. Simultaneously therewith, each such Auto Services Ordinary Share was converted into the right to receive a number of Class A Ordinary Shares of the Issuer equal to the Exchange Ratio. The “Exchange Ratio” was equal to approximately 0.1722 (as provided in the Merger Agreement).

The source of funds for the purchase in 2012 was the working capital of CHFII and CHFII Co-Investors, pro rata.

At the Closing, KMBP received 20,832,142 Class A Ordinary Shares. Based on the information set forth in the Issuer’s prospectus filed with the SEC on October 27, 2023 and Form 6-K filed with the SEC on October 30, 2023, there were outstanding on October 30, 2023 88,105,058 Ordinary Shares, consisting of 38,476,493 Class A Ordinary Shares and 49,628,565 Class B Ordinary Shares. Each Class B Ordinary Shares is convertible into one Class A Ordinary Shares. Based on the foregoing, as of the date of this filing, KMBP’s holding represents approximately 23.6% of the outstanding Ordinary Shares.

CHFII and CHFII Co-Investors, as the sole shareholders of KMBP, may be deemed to be the beneficial owners of 20,832,142 Class A Ordinary Shares or approximately 23.6% of the outstanding Ordinary Shares.

CHFII GP, as the general partner of each of CHFII and CHFII Co-Investors, and CHFII GPGP, as general partner of CHFII GP, may each be deemed to be the beneficial owner of 20,832,142 Class A Ordinary Shares or approximately 23.6% of the outstanding Ordinary Shares.

Item 5.  Interest in Securities of the Issuer

Items (a) and (b) of Item 5 of the Original 13D are hereby amended as follows:

(a) — (b) The following disclosure is based upon 88,105,058 Ordinary Shares outstanding as set forth in the Issuer’s prospectus filed with the SEC on October 27, 2023 and Form 6-K filed with the SEC on October 30, 2023. Such amount is subject to the assumptions therein set forth.

As of the date of this filing, KMBP holds 20,832,142 Class A Ordinary Shares, constituting approximately 23.6% of Ordinary Shares issued and outstanding as of October 30, 2023. CHFII owns 97.44% of KMBP and CHFII Co-Investors is the owner of 2.56% of KMBP. CHFII GP is the general partner of CHFII and CHFII Co-Investors and CHFII GPGP is the general partner of CHFII GP.  Pursuant to the terms of the limited partnership agreements of CHFII and CHFII GP, CHFII, CHFII GP and CHFII GPGP share power with KMBP to direct the vote and disposition of the Class A Ordinary Shares held by KMBP and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Class A Ordinary Shares held by KMBP. CHFII Co-Investors, which owns 2.56% of KMBP, disclaims beneficial ownership of the Class A Ordinary Shares owned by KMBP. CHFII GPGP exercises its investment and voting power through its board of directors comprised of Mark Qiu and Li Zhenzhi, each of whom disclaims beneficial ownership of the Class A Ordinary Shares held by KMBP, except to the extent of their respective pecuniary interests therein.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original 13D is hereby amended by adding the following immediately after the last paragraph under the heading “Registration Rights”:

“Lock-up Agreement

On October 25, 2023, KMBP and FT Global Capital, Inc., acting as the placement agent (the “Placement Agent”) in connection with a public offering of the Issuer’s shares, entered into a Lock-Up Agreement (the “Lock-Up Agreement”), with respect to the Class A Ordinary Shares in the Issuer held by KMBP.

Pursuant to the terms of the Lock-Up Agreement, KMBP agreed that it will not, without the prior written consent of the Placement Agent, during the period commencing on the date of the final prospectus relating to the public offering and ending 90 days thereafter: (1) offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, any Class A Ordinary Shares, any securities convertible into or exercisable or exchangeable for Class A Ordinary Shares, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition (collectively, the “Lock-Up Securities”); (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Lock-Up Securities, in cash or otherwise; (3) make any demand for or exercise any right with respect to the registration of any Lock-Up Securities; or (4) publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement relating to any Lock-Up Securities. The Lock-Up Agreement is subject to specified exceptions.

The foregoing description of the Lock-Up Agreement is subject to the terms of the Lock-Up Agreement which is filed as an exhibit hereto and is incorporated by reference herein.”

Item 7.  Material to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement dated November 8, 2023 among KMBP Holdings Limited, China Harvest Fund II, L.P., China Harvest Co-Investors II, L.P., China Renaissance Capital Investment II, L.P. and China Renaissance Capital Investment II GP
2.	Lock-Up Agreement dated October 25, 2023 between KMBP Holdings Limited and FT Global Capital, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2023
KMBP Holdings Limited

	By:	/s/ Mark Qiu
Name: Mark Qiu
Title: Director

China Harvest Fund II, L.P.

By China Renaissance Capital Investment II, L.P., its general partner
By China Renaissance Capital Investment II GP, its general partner

	By:	/s/ Mark Qiu
Name: Mark Qiu
Title: Director

China Harvest Co-Investors II, L.P.

By China Renaissance Capital Investment II, L.P., its general partner
By China Renaissance Capital Investment II GP, its general partner

	By:	/s/ Mark Qiu
Name: Mark Qiu
Title: Director

China Renaissance Capital Investment II, L.P.

By China Renaissance Capital Investment II GP, its general partner

	By:	/s/ Mark Qiu
Name: Mark Qiu
Title: Director

China Renaissance Capital Investment II GP

	By:	/s/ Mark Qiu
Name: Mark Qiu
Title: Director